UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Pricing and Closing of Initial Public Offering

On January 30, 2024, Haoxi Health Technology Limited (the “Company”) closed its initial public offering (the “IPO”) of 2,400,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-274214), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2023, as amended, and declared effective by the SEC on January 25, 2024. The Class A Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “HAO” on January 26, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated January 25, 2024, with EF Hutton LLC (“EF Hutton” or “Representative”), the sole book-running manager relating to the IPO.

In connection with the IPO, the Company issued a press release on January 25, 2024 announcing the pricing and trading of the IPO and a press release on January 30, 2024 announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: January 30, 2024	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Haoxi Health Technology Limited Announces Pricing of Its Initial Public Offering
99.2	Press Release – Haoxi Health Technology Limited Announces Closing of $9,600,000 Initial Public Offering

3